Filed by Warner-Lambert Company
                       pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant Rule 14a-12
                                      of the Securities Exchange Act of 1934
                                               Commission File No:  001-3608
                                    Subject Company:  Warner-Lambert Company


  THE FOLLOWING IS THE VISUAL PORTION OF THE PRESENTATION MADE BY
  ANTHONY WILD, PRESIDENT - PHARMACEUTICAL SECTOR OF WARNER-LAMBERT, TO CERTAIN MEMBERS OF WARNER-LAMBERT'S EUROPEAN AND ASIAN MANAGEMENT TEAMS.


                        Warner-Lambert / Parke-Davis

              Managing the challenges and opportunities ahead


 Europe and Asia Management Briefing
 London, 11 February 2000

 ----------------------------------------------------------------------------

                              Richard de Souza
                         President, of Parke-Davis
                               Europe / Asia

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                                Introduction

 o    Goals for today
      o    Help you understand the current situation
      o    Clarify your role in the mid term
      o    Support you in maintaining business performance
      o    Answer your key questions
 o    12 noon finish, lunch, depart

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                                 Tony Wild
                                 President,
                  Pharmaceutical Sector of Warner-Lambert

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                                Parke-Davis

 o    Our past
 o    Our present
 o    The transition
 o    Our future

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                             Pride in our past

 o    Our growth
 o    Our commitment to innovation
 o    Our people and culture

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                                The present

 o    Global trends
 o    Need for a partner
 o    Limited portfolio of products

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                       Our strategic decision drivers

 o    Growing dependence on Lipitor
 o    Neurontin US patent expires
      o    potential $1bn loss
 o    Pregabalin and Prinomastat
      o    product development delays
 o    Flat share price
 o    Wall street concerns
 o    Pooling of interests window to be closed
 o    American Home Products was available

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                    Pfizer's strategic decision drivers

 o    Increasing concern on new product pipeline
 o    Norvasc patent to expire at same time as Lipitor agreement ends
 o    A stronger Warner-Lambert may not be a good partner

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                           The last three months

 o    November - sell AmericanWarner concept
 o    December - bolster legal defences
 o December / January - leverage legal 'victory' in Delaware to increase bid price
 o    Forced to accept inevitability of gap between AHP offer and Pfizer bid

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                        Transition to new Pfizer Inc

 o    30 days until an SEC ruling on the use of pooling accounting
 o    EC Monopolies review - the rate limiting step
 o    Transition steering committee established to steer, not drive
 o    Operational, line managers will drive the transition
 o    You'll be part of the solution:

 "We trust the judgement and experience of our line people"

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                       Transition steering committee

 Pfizer:   Dr McKinnell (C.O.O and C.E.O. elect) - co-chair
           Ms Katen (US head and Global Pharmaceuticals head elect) Dr Niblack (Vice Chairman and Chief Scientific Officer) Mr Shedlarz, CFO

 Warner Lambert:     Dr Tony Wild - President, Pharma Sector - co-chair
                     Ernie Larini - CFO
                     Dr Peter Corr - President, Research
                     Morgan Morton - President, Consumer Health Sector

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                            Preliminary meetings

                         WARNER LAMBERT               PFIZER

 R&D                     Dr. Peter Corr               Dr. J. Niblack
 US Operations           Maurice Renshaw              K. Katen
 Europe / CEE            Richard de Souza             H.O. Conner
 Asia / Africa / ME      Richard de Souza             M. Sidi Said
 Latin America           Raul Oliva                   I. Read
 Canada                  A.H. Wild                    I. Read
 Japan                   A. H. Wild                   M. Sidi Said

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                            Preliminary meetings

                         WARNER LAMBERT               PFIZER

 Global Marketing        Mike Hofffman                P. Kelly
 Manufacturing           Carl Wheeldon                J. Mitchell
 Legal                   Greg Johnson                 P. Miller
 Finance                 Ernie Larini                 D. Shedlarz
 Human Resources         Ray Fino / Bernardo Tafur    B. Robinson / R. Norton
 Corporate Affairs       Dick Keelty                  L. Clemente
 Consumer Operations     Morgan Morton                A. Bachmann

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                   World's Second Largest Pharma Company

          The Drugs Giants (sales in billions and % market share)

                                Sales       % Market Share

 Glaxo SmithKline               21.0        7.0%
 Pfizer / Warner-Lambert        18.7        6.5%
 AstraZeneca                    12.6        4.4%
 Merck & Co                     12.5        4.4%
 Aventis                        12.1        4.2%
 Novartis                       11.5        4.0%
 Bristol-Myers Squibb           11.3        3.9%
 Johnson & Johnson              10.3        3.6%
 Roche                           8.9        3.1%
 American Home Products          8.5        3.0%

 [Bar graph]
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                              US / World-wide:

 o    US:  #1, World-wide:  #2
 o    Fastest-growing major pharmaceutical company
 o    Largest R&D budget in the industry
 o    PD name will continue to be used
 o    Integration teams headed by both companies
 o    Drawing the best from both

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                            How about in Europe?

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                      From a second division player...

 Europe Big 7
 ------------
 Ranking   Company                     Mat Q3 1999       Mat Growth
                                       ($'000)

 1         Astrazeneca                 3,469,246         11%
 2         Novartis                    2,909,040         4%
 3         Glaxo Wellcome              2,866,811         4%
 4         Merck & Co.                 2,613,043         9%
 5         Roche                       2,232,673         10%
 6         Hoechst                     2,133,565         7%
 7         Rhone Poulenc               1,967,497         3%
 8         Sanofi-Synthelabo           1,888,000         7%
 9         Smithkline Beecham          1,765,890         4%
 10        PFIZER                      1,682,631         19%
 11        Bayer                       1,475,597         6%
 12        Johnson & Johnson           1,382,442         7%
 13        Bristol-Myers Squibb        1,504,230         5%
 14        American Home               1,295,458         8%
 15        WARNER-LAMBERT              1,264,938         26%

 (NB: Data covers all products which can be sold by prescription. Will include some OTC)

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                      ...to high in the first division

 Europe Big 7
 ------------
 Ranking   Company                     Mat Q3 1999       Mat Growth
                                       ($'000)

 1         Glaxo-Smithkline            4,632,701         4%
 2         Astrazeneca                 3,469,246         11%
 3         PFIZER + WL                 2,947,569         22%
 4         Novartis                    2,909,040         4%
 5         Merck & Co.                 2,613,043         9%
 6         Roche                       2,232,673         10%
 7         Hoechst                     2,133,565         7%
 8         Rhone Poulenc               1,967,497         3%
 9         Sanofi-Synthelabo           1,888,000         7%
 10        Bristol-Myers Squibb        1,504,230         5%
 11        Bayer                       1,475,597         6%
 12        Johnson & Johnson           1,382,442         7%
 13        American Home               1,295,458         8%
 14        Lilly                       1,216,769         15%
 15        Boehringer Ingel            1,124,468         6%

 (NB: Data covers all products which can be sold by prescription. Will include some OTC)

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                             How about in Asia?

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                      From a second division player...

 Asia
 ----
 Ranking   Company                     Mat Q3 1999       Mat Growth
                                       ($'000)

 1         Glaxo Wellcome              144,363           6%
 2         United Labs                 128,903           2%
 3         Astrazeneca                 123,511           18%
 4         Novartis                    111,139           8%
 5         Bristol-Myers Squibb        105,251           14%
 6         American Home               101,475           16%
 7         PFIZER                      94,547            49%
 8         Smithkline Beecham          93,568            8%
 9         Roche                       90,558            11%
 10        Johnson & Johnson           84,731            13%
 11        Merck & Co.                 84,689            24%
 12        Boehringer Ingel            72,101            14%
 13        Yung Shin                   69,376            32%
 14        Lilly                       61,920            29%
 15        Abbott                      59,554            8%
 20        WARNER-LAMBERT              53,973            11%

 Countries included:  Philippines, Singapore, Thailand, Taiwan and Indonesia
 Source:  IMS3Q 1999 Data

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                      ...to high in the first division

 Asia
 ----
 Ranking   Company                     Mat Q3 1999       Mat Growth
                                       ($'000)

 1         Glaxo-Smithkline            237,931           7%
 2         PFIZER-WL                   148,520           32%
 3         United Labs                 128,903           2%
 4         Astrazeneca                 123,511           18%
 8         Hoechst-Rhone Poulenc       112,693           14%
 4         Novartis                    111,139           8%
 5         Bristol-Myers Squibb        105,251           14%
 6         American Home               101,475           16%
 9         Roche                       90,558            11%
 10        Johnson & Johnson           84,731            13%
 11        Merck & Co.                 84,689            24%
 12        Boehringer Ingel            72,101            14%
 13        Yung Shin                   69,376            32%
 14        Lilly                       61,920            29%
 15        Abbott                      59,554            8%

 Includes consolidated Glaxo-Smithkline, Pfizer-WL, and Hoechst-Rhone
 Poulenc
 Source:  IMS3Q 1999 Data

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                    Relative strengths in Asian markets

 COUNTRY               PFIZER       PARKE-DAVIS

 Philippines                        X
 Thailand                           X
 Taiwan                X
 Indonesia             X
 Malaysia              X
 Singapore             X
 Hong Kong             X
 Korea                 X
 China                 X
 Pakistan                           X
 India                 X

 'X' indicates stronger company

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                 Good fit with current portfolios in CVS...

 Key Products                MAT Q3 '99 Sales       Sales Growth
 MAT Q3 '99: >$1M                  $M               '99 vs. '98

 CARDIOVASCULAR
 Lipitor C10A1                            492                      +121%
 Accupro/Accuretic                        124                      +6%
 C9A/C9B
 Dilzem C8A                               32                       -5%
 Lopid C10A2                              26                       -20%
 Hepathrombin C5B                         2                        -11%
 -------------------------------------------------------------
 Norvasc C8A                              602                      +11%
 Cardura C2A                              178                      +16%
 Zarator C10A1                            45                       +89%
 Minipress C2A                            25                       -7%
 Mono Mack Iso Mack C1E                   20                       -12%
 Minizide C2B                             1                        -13%
 ------------------------------------------------------------
 ----------------------------------------------------------------------------

 ...and CNS

 Key Products                MAT Q3 '99 Sales       Sales Growth
 MAT Q3 '99: >$1M                 $M                '99 vs. '98

 CENTRAL NERVOUS SYSTEM
 Valoron/Valtran N2B                      58                       -7%
 Neurontin N3A                            57                       +47%
 Demetrin N5C                             23                       -4%
 Ponstan N2B                              4                        -11%
 Cognex N7D                               4                        -41%
 Carbolithium N6A                         3                          0%
 Ketalar N1A                              1                        +24%
 Zarontin N3A                             1                        +1%
 -------------------------------------------------------------
 Zoloft N6A                               164                      +8%
 Aricent N7D                              27                       +162%
 Migraleve                                7                        +1%
 Sineguan N6A                             3                        -12%
 Clozan N5C                               2                        +2%
 Prontopyrin N2B                          1                        -3%
 -------------------------------------------------------------
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 Widens our portfolio coverage...

 Key Products                MAT Q3 '99 Sales       Sales Growth
 MAT Q3 '99: >$1M                $M                 '99 vs. '98

 OTHER
 Debridat A3F                             39                       -11%
 Hextril R2A                              25                       -3%
 Pivalone Neomycine R1A                   23                       +2%
 Oropivalone                              13                       +2%
 Diclomax M1A                             11                       +11%
 Mylicon A2A                              7                        +16%
 Pivalone R1A                             5                        +16%
 Loestrin G3A1                            3                        +2%
 Thiovalone R2A                           2                        +2%
 Unacim J1C                               1                        -44%
 ------------------------------------------------------------
 Feldene M1A/M2A                          85                       -8%
 Kompensan (+S) A2A                       8                        -7%
 Glibenese A10B                           8                        -21%
 Rhinotussle R5A                          7                        -2%
 Glycerin A6A                             5                        +3%
 Codipront R5D                            5                        -6%
 Ribextosse R5D                           3                        +21%
 Deltacortril H2A                         3                        +4%
 Rhionpront R1B                           3                        -11%
 Codipront Mo R5D                         2                        +28%
 Collomack D11A                           1                        +8%
 ------------------------------------------------------------
 ----------------------------------------------------------------------------

 ...and adds two strong new therapy areas

               Key Products         MAT Q3 '99 Sales     Sales Growth
               MAT Q3 '99: >$1M          $ M             '99 vs. '98

 G.U. SYTEM    Viagra G4B3                       129               +7024%
 & SEX         Epiestrol G3C                     4                 -12%
 HORMONES      Oestro Femin G3C                  3                 -7%
               Cardura G4B2                      2                 +22%
               Trosyd G1B                        1                 -14%

 SYSTEMIC      Zithromax J1F                     141               +8%
 ANTI-         Diflucan J2A                      128               +11%
 INFECTIVES    Vibramycine J1A                   11                -20%
               Unasyn J1C                        9                 +5%

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                         A more balanced portfolio

 PFIZER [pie chart]                      (Europe Big 7 MAT Q3 1999)

 Cardiovascular System         54%
 Central Nervous System        18%       PFIZER + WARNER LAMBERT
                                         [pie chart]

 Systemic Anti-Infectives      12%       Cardiovascular System         55%
 Respiratory System            8%        Central Nervous System        14%
 G.U. System & Sex Hormones    5%        Systemic Anti-Infectives      11%
 Alimentary Tract, Metabol     3%        Respiratory System            7%
     $1,682,631,000                      G.U. System & Sex Hormones    5%
                                         Alimentary Tract, Metabol     4%
                                         Musculo-Skeletal Sytem        3%
 WARNER-LAMBERT
 [pie chart]

 Cardiovascular System         57%       Other                         1%
 Central Nervous System        16%             $2,874,382,000
 Systemic Anti-Infectives      15%
 Respiratory System            8%
 G.U. System & Sex Hormones    4%
      $1,264,938,000

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                       Strong Complementary Pipeline

                          Phase III / Pre-launch   Phase II          Phase I

 Cardiovascular           OOO                      XXXXOOO        X  X XXOO
 Central Nervous System   XXXOOOO                  XOO              X XXXXXO
                                                                     OOOO
 Oncology                 X                        XXO               XXXX
 Genito / Urinary &
   Endocrine              O                        OOOOO             OOO
 Anti-Inflammatories      O                        OO                O
 Other                    XXXO                     XXO               XXX
 X - Parke-Davis
 O - Pfizer

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            What does the merger mean for us in Europe and Asia?

 o    A major pharmaceutical force across both continents
 o    Growth across a complementary and better balanced portfolio
 o    PD name and brand will continue to be customer facing
 o    Overall goal - drawing the best from both

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                              Challenges ahead

 o    Building a unified culture that balances people and performance
 o    Maximising success around the world
 o    Developing the medical breakthroughs of tomorrow
 o    Playing a major role in government, industry and community
 o    Becoming an attractive employer

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                           Issues to be resolved

 o    What is the business model?
 o    Where will we be located?
 o    Where are the cost savings to come from?
 o    What will happen to me?
 o    What are the timescales?
 o    How much say will I have in deciding the future?

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                          Your questions answered

 o    Time to listen to your views
 o    Your questions
      o    From those you supplied yesterday
      o    From the audience in London
      o    From colleagues participating via audio link
 o    Our responses
      o    Open, direct, with as much detail as we know
 o More answers via email/intranet - fast turnaround on a continuous basis

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                              Working together

 o    Your role
      o    Lead the organisation in delivering 2000 goals
      o Communicate, listen and stabilise our people through the transition process
 o    Support for you
      o    Support packs on desks Monday morning
           (Guidance notes, Q&A and template communication materials, video to follow)

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                                 Next steps

 o    Country meetings - Monday
 o    Your feedback on this briefing today

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                                Key messages

 o    Strong future
 o    Broader market participation
 o    Brand / product leadership
 o    Optimism and opportunity

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                           What we need from you

 o    Recognise and deal with uncertainties
 o Colleagues can prosper in the new Pfizer Inc if we continue to do what we have done best
 o    We have to keep the organisation focused on the 2000 goals

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                             We need your input

 o Prioritise the top 3 communication channels that are the most effective for important news
 o What further communication support would you value most from the centre?

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                                * * * * * *

 These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

 On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone
 (973) 385-4593.

 Warner-Lambert and certain other persons will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. Information concerning the participants in the solicitation is included in the filing under Rule 425 made by Warner-Lambert with the SEC on February 9, 2000.